Exhibit 99.3

Designated Disclosure with Respect to the Company’s Projected Cash Flows

Whereas the Company was incorporated in Israel and its securities are also traded in the Tel Aviv Stock Exchange (“TASE”), it is subject to certain reporting requirements under the Israeli Securities Law, 1967, inter alia, the requirement to publish a projected cash flow for a period of 24 months (the “Projected Cash Flow”) if and to the extent that Warning Signs (as defined below) exists in the Company’s financial statements; and also provide explanations on differences between previously disclosed Projected Cash Flow with actual cash flow.

“Warning Signs” are defined under the Securities Regulations (Immediate and Periodic Notices) 5730-1970 (the “Regulations”), as one of the following: (i) A deficit in shareholders ‘equity; (ii) An opinion or review by the corporation’s auditors as of the report date that includes reference to the corporation’s financial condition; (iii) A deficit in working capital or in working capital for a period of twelve months together with a persistent negative cash flow from ongoing activity; (iv) A deficit in working capital or in working capital for a period of twelve months or an ongoing negative cash flow from ongoing activity and the Board of Directors of the corporation has not determined that this is not an indication of a liquidity problem in the corporation; (v) An opinion or review by the corporation’s auditors as of the report date which includes reference to any material doubts concerning the continuation of the corporation’s activities as a going concern;

The first three Warning Signs as described above exists in the Company’s financial statements for June 30, 2018. Therefore, the Company publishes this Projected Cash Flow of the Company (on a standalone basis) and the assumptions upon which it is based:

	June 30, 2018- December 31, 2018 (NIS Thousands)	January 1, 2019- December 31, 2019 (NIS Thousands)	January 1, 2020- June 30, 2020 (NIS Thousands)
Opening balance: Cash and cash equivalents	68	123	67
Projected Sources

Sources from realization of assets and business:
Cash flow from sale of our holdings in plot in India (Bangalore site) (1)	4	48	-
Cash flow from sale of our holdings in plot in India (Chennai site) (2)	28	-	-
Cash flow from selling our medical shares (3)	111	-	-
Cash flow from selling our medical shares (4)	-	85
Total Sources	143	133	-

Projected uses:

Debt service:
Buy back of Series I (5)	70	-	-
Principal payment to Series I notes holders (6)	-	169
Payments to our subsidiary Plaza centers NV (7)	7	-	-
Other operating expenses

General and administrative expenses	4	8	3
Other non-recurring expenses (8)	7	12	3
Total Uses	89	189	6
Closing balance: Cash and cash equivalents	123	67	61

Assumptions and explanations pertaining to the above table:

General assumption: the projected cash flow was prepared based on the exchange rates, interest rates and the quoted market price of Elbit medical shares known close to the date of the approval of this annual report as follow:

Euro/NIS exchange rate	4.179
Indian Rupee/NIS exchange rate	0.0526
Euro Libor rate (%)	-
Elbit Medical share price on the TASE	0.96

(1)

The value of the Asset in the table above is based on a valuation of the Asset that was determined based on appraisal done by external valuator for the financial statements as of December 31, 2017 which is lower than the consideration in the agreement signed on March, 2018 with our partner in the project (“Buyer”) (for additional information see Item 4 - Information on the Company – History and Development of the Company – Recent Events).

The main assumptions with respect to this valuation are: (i) that there will be no material delays in payments by the Buyer which could mainly result from liquidity problems of the Buyer including difficulties in obtaining financing for the project in order to execute the payments and to close the transaction; (ii) execution of offshore payments from India are subject to substantive regulations. Changes in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; and (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(2)

This amount is based on realization of our shares in the company that holds the Chennai project, according to the consideration that was determined in the term sheet signed on July, 2018.

The ability to complete the transaction depends, inter alia, on the following factors: (i) that the buyer will conclude the due diligence process without any materials negative findings; (ii) execution of offshore payments from India are subject to substantive regulations. Changes in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS; and (iv) the buyer’s ability to consummate the transaction.

(3)

Those amounts are based on realization of our shares in Elbit Medical according to SPA agreement signed on August 2018. For further details regarding the said transaction see the Company’s press release dated August 8, 2018.

The main factors that might affect the transaction and the consideration to the Company are: (i) according to the SPA, the buyer is obligated to purchase from the Company shares representing 5% of Elbit Medical’s outstanding share capital and he has the right to purchase additional shares representing 45% of Elbit Medical’s outstanding share capital. There is no certainty that the buyer will exercise his right to purchase the additional shares; (ii) the buyer’s ability to consummate the transaction.

(4)

Those amounts are based on realization of our shares in Elbit Medical. The price of Elbit medical share was based on the share purchase agreement signed in August 2018.

The main assumptions that might affect those amounts are: (i) the share price of Elbit Medical in the TASE which can change due to changes in the business of Elbit Medical (i.e. in the business of InSightec and Gamida) and / or due to trading trends on the TASE; (ii) the business of Elbit Medical (i.e. in the business of InSightec and Gamida) is denominated and measured in US Dollar, therefore changes in the USD/NIS exchange rate might affect the share price of Elbit Medical and in turn affect the net proceed in NIS; (iii) Low trading volumes in Elbit Medical’s share on the TASE in a manner that will not enable the sale under such terms (i.e. price and timing).

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(5)	During July 2018 the Company announced a buyback plan for its (Series I) notes for a total consideration of up to NIS 70 million.

(6)

The outstanding (Series I) notes As of June 30, 2018 (including principal and accrued interest) is NIS 229 million and it is due in November, 2019.

The outstanding (Series I) notes in the projected cash flow in the total amount of NIS 169 million is after taking into account the buyback plan mentioned in Section (5) above.

(7)	The Company has an outstanding debt to PC in the amount of approximately Euro 1.7 million. The debt (principal and interest) is due on June 30, 2018. The principal and the interest payments to PC can mainly be affected by the Euro/ NIS exchange rate.

(8)

The non-recurring expenses are mainly payments to governmental institutes following the court a decision in a lawsuit brought by the Company against the Israeli Tax Authority relating to VAT assessments for the years 2006-2011.

In its decision, the court accepted in part the Israeli Tax Authority’s position. Accordingly, the Company is required to pay the Israeli Tax Authority a payment of NIS 11.5 million in connection with the VAT assessments for the years 2006-2011 (including interest and linkage to the Consumer Prices Index, and after setting off approximately NIS 10 million in VAT refunds due the Company).

The Company has additional cash generating abilities that were not taken in to account in preparing the Projected Cash Flow detailed above. The following describes the Company’s assumptions regarding these additional cash generating abilities:

Item	Amount (NIS million)	Additional information

Plot in Kochi, India	5	Based on transaction signed on January 14, 2016_for the sale of this plot. For additional information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement for the sale of Land Plot in Kochi, India”.

Share in PC (45%)		Due to the significant debt burden of PC and the going concern note included in PC’s financial statements, the Company assume that its equity position in PC is negligible.

Vendor loan in respect of the sale of our holding in Radisson	34	Represents the principal and interest payments with respect to the vendor loan which was granted by the Company to the Purchased of the Radisson Blu Hotel. The vendor loan is due 3 years from the closing date (i.e.: December 2020). Subsequent to this date, the Company will be required to deposit a depreciated deposit in favor of the indemnification of the purchaser until 2023.

Total	39

There were no material differences between the projected cash flow and actual cash flow in 2018 and therefore the Company does not attach a comparison table between them.

This Section contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to: (i) the possibility of completing the transaction for the sale of Elbit Medical’s shares; (ii) executing the buyback plan for the Notes (Series I); and/or (iii) the sale of any of the plots in India. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company will not succeed in selling Elbit Medical’s shares, the risk that the parties will fail to satisfy conditions precedent for closing the transaction, the risk that the buyer of Elbit Medical’s shares will be unable to complete the transaction and purchase Elbit Medical shares, the risk that the Company will decide to suspend the buyback Plan for the Notes (including due to market conditions), and risk that the Company will be unable to sale the plots in India (inter alia due to market conditions or lack of demand for such plots in India). More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. Any forward-looking statements contained in this Section speaks only as of the date of this report, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this Section will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

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